Via Facsimile and U.S. Mail
Mail Stop 6010

October 17, 2007

Parker H. Petit
Chairman of the Board and
   Chief Executive Officer
Matria Healthcare, Inc.
1850 Parkway Place
Marietta, Georgia 30067

Re: Matria Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-20619

Dear Mr. Petit:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief